

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 13, 2009

Mr. Len DeMelt
Director
Nilam Resources Inc.
35 Du Parc Des Erables,
La Prairie, Quebec
Canada J5R 5J2

      Re: **Nilam Resources Inc.**
              Form 10-KSB for Fiscal Year Ended April 30, 2008
              Filed August 13, 2008
              Form 10-KSB for Fiscal Year Ended April 30, 2007
              Filed July 30, 2007
              File No. 333-135980

Dear Mr.DeMelt:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief